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                                                                     OMB APPROVAL
                                 UNITED STATES                --------------------------
                      SECURITIES AND EXCHANGE COMMISSION       OMB Number: 3235-01-0145
                            Washington, D.C. 20549             Expires: October 31, 1994
                                                               Estimated average burden
                                                               hours per form.... 14.90
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                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 4)*
                                      --------

                                  CANMAX, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                          Without par value common stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  137642 20 3
           --------------------------------------------------------
                                 (CUSIP Number)

                             Thomas J. Spackman, Jr.
                 2602 McKinney Ave., Suite 220, Dallas, Texas
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   12/11/98
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3  Pages
                                        ---

CUSIP No. 136742 20 3                 13D                 Page  2  of  4  Pages
          -----------                                          ---    ---

                          Founders Equity Group, Inc.
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                   WC & PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                   TEXAS
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 400,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    400,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                               400,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                 /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                 5.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                  CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                 AMENDMENT #4

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the without par value common stock of Canmax, Inc. ("Canmax" or "Company"). Canmax's principal executive offices are located at 150 W. Carpenter Freeway, Irving, Texas 75039.

ITEM 2.  IDENTITY AND BACKGROUND

     (a), (b) & (c)

         Founders Equity Group, Inc. ("Founders Equity")
         2602 McKinney, Suite 220
         Dallas, Texas 75204

         Founders Equity is a Texas corporation whose principal business is investments and whose officers are:

               Scotty D. Cook                Chairman
               Thomas J. Spackman, Jr.       President
               John Curran                   Vice President

     (d) Founders Equity has not been convicted in a criminal proceeding during the last 5 years.

     (e) Founders Equity has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last 5 years.

     (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Founders Equity acquired the securities from its working capital accounts. From time to time Founders Equity may syndicate part of its investments to funds that are under the exclusive control of Founders Equity. No borrowed funds were used in the transaction.

ITEM 4.  PURPOSE OF TRANSACTION

         Founders Equity's acquisition of these shares is solely for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) On April 29, 1997, Founders Equity purchased in a private sale from a third party 863,364 shares of the Company. This purchase was disclosed in the original disclosure filing. As also disclosed in various amendments to this filing, beginning in December 15, 1997, the Company, Founders Equity and certain other individual and entities entered into a Convertible Debenture Loan Agreement pursuant to which the Company issued up to $1,500,000 in Convertible Debentures.

              On December 11, 1998, the Company redeemed $1,000,000 in Convertible Debentures and the conversion feature in the redeemed debentures was cancelled. As of December 10, 1998, the Company has $500,000 in outstanding debentures of which $200,000 are issued to Founders Equity.

              On December 9, 1998, Founders Equity sold in private transactions the 863,364 common shares in the Company to various employees of Founders Equity. The employees who purchased the shares disclaim any beneficial ownership in shares held by any other person. Founders Equity disclaims any beneficial ownership in shares held by any other person.

         (b)  Number of shares as to which Founders Equity has:

                   (i)   Sole power to vote or to direct the vote:     -400,000-
                   (ii)  Shared power to vote or to direct the vote:   -0-
                   (iii) Sole power to dispose or to direct the
                         disposition:                                  -400,000-
                   (iv)  Shared power to dispose or to direct
                         disposition:                                  -0-

         (c) Founders Equity has not effected any transaction in the securities of the Company prior to the transaction disclosed herein, other than any transactions previously disclosed.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 1999                        /s/ Thomas J. Spackman, Jr.
--------------------------             --------------------------------------
Date                                   Thomas J. Spackman, Jr.
                                       President